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September 23, 2025

United States Securities and Exchange Commission

Division of Corporation Finance – Office of

Industrial Applications and Services

Washington, DC 20549

Attention:	Nudrat Salik

Tracey Houser

Juan Grana

Conlon Danberg

Re:	Nexalin Technology, Inc. Comment Letter dated September 11, 2025 Form 10-K for year ended December 31, 2024 File No. 001-41507

Dear Mr. Salik:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 11, 2025 (“Comment Letter”), commenting on the filing of the Form 10-K for the year ended December 31, 2024 (“Form 10-K”), as amended, of Nexalin Technology, Inc. (the “Company”). I am responding on behalf of the Company, as its United States securities counsel, to the Comment Letter. The response format sets forth the Staff comment followed by the Company response thereto.

Form 10-K for the Year Ended December 31, 2024

General

1.	In future filings, please ensure that a preliminary proxy statement and preliminary form of proxy are on file with the Commission for at least ten calendar days prior to the date a definitive proxy statement and definitive form of proxy are first sent to security holders if any "non-routine" matters are to be acted upon. Please refer to Rule 14a-6(a) of Regulation 14A. In this regard, we note that you filed a definitive proxy statement on January 17, 2024 to approve an amendment to Nexalin's certificate of incorporation to effect a reverse stock split without first filing a preliminary proxy statement.

Response

The Company has reviewed the above comment and the related rules and regulations and will follow them in the future.

Securities and Exchange Commission

September 23, 2025

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 65

2.	Your conclusion in your current report on internal control over financial reporting refers to disclosure controls and procedures rather than internal control over financial reporting. Please amend your filing to disclose management’s conclusion on the effectiveness of your internal controls over financial reporting as of December 31, 2024. We remind you that management is not permitted to conclude that internal control over financial reporting is effective if there are one or more material weaknesses in the internal control over financial reporting. Refer to Item 308(a)(3) of Regulation S-K.

Response

The Company has amended Item 9A of the Form 10-K to express the required modifications to its conclusions.

Exhibits 31.1 and 31.2, page EX-31

3.	We note that the certifications provided as Exhibits 31.1 and 31.2 do not include paragraph 4(b) pursuant to Item 601(b)(31) of Regulation S-K. Please amend your filing to provide revised certifications as well as full Item 9A disclosures and financial statements. Refer to Question 246.13 of the Regulation S-K Compliance & Disclosure Interpretations for guidance. Please also make conforming changes in all of your future periodic filings.

Response

The Company has filed revised Exhibits 31.1 and 31.2, along with the full repetition of the Financial Statements and Exhibits 32.1 and 32.2. The Company has also filed a new auditor’s consent to the incorporation of its report on the Financial Statements for the purpose of its being incorporated into a Registration Statement on Form S-1, Registration Statement No. 333-286711, which was filed after the filing of the Form 10-K.

**********

Securities and Exchange Commission

September 23, 2025

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/s/ Golenbock Eiseman Assor Bell & Peskoe LLP
Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Mr. Mark White,

Chief Executive Officer

Justin Van Fleet

Chief Financial Officer